Regulatory Announcement

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Company	C&C Group Plc
TIDM	CCR
Headline	Trading Statement
Released	07:00 31-Aug-05
Number	6221Q

PRE-CLOSE TRADING STATEMENT FOR THE SIX MONTHS ENDING 31 AUGUST, 2005

CCR.I CCR.L

Dublin, London, August 31, 2005: C&C Group plc ('C&C' or the 'Group'), a leading manufacturer, marketer and distributor of branded beverages and snacks in Ireland, today issued the following statement in advance of its close period for the 6 months to 31 August, 2005. Interim results, for the six months ending 31 August, 2005, will be announced on 11 October, 2005.

Financial Overview

Turnover growth, for the first half to August 31, 2005, compared to the same period in 2004, will be approximately 8%. The overall operating margin (before IFRS adjustments and exceptional items) should be broadly unchanged despite significantly increased marketing investment. The Group will also benefit from reduced interest charges in the period.

This performance is ahead of the Group's expectations and reflects the net impact of strong growth in the Cider division and a reduced contribution from the Soft Drinks & Snacks division.

Operations

Turnover growth in the Cider division in the period will be over 25% arising from sales volume growth of c.8% for the Group's Irish cider brand, Bulmers, and volume growth of c.100% for the Group's international cider brand, Magners. In a Republic of Ireland LAD market which is estimated to have grown by 1-2%, Bulmers benefited from good summer weather particularly compared to last year. Magners' growth is coming primarily from Great Britain where it is enjoying a successful rollout in the greater London area and where Scotland continues to show strong momentum.

International Spirits & Liqueurs' shipment volume growth will be c.2% with continued strong growth from Tullamore Dew offset by weakness in Carolans Cream Liqueur. C&C is in discussions with a number of alternative international spirits & liqueurs distributors to replace Allied Domecq and expects to conclude its new arrangements in October/November, 2005.

Trading conditions in the Soft Drinks & Snacks division have been difficult within the period; the market being characterised by volume declines in carbonated soft drinks and snacks and margin pressure in a growing bottled water market. C&C experienced some market share loss and half year turnover for the division is expected to be unchanged. Increased marketing investment, to support growing segments of the market, will contribute to a reduction in the operating margin.

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Second Half Outlook

C&C expects the strong underlying (i.e. weather adjusted) market performance of its Cider division to continue into the second half of the year. The International Spirits & Liqueur division could experience some temporary performance shortfall in the second half as a result of impending distribution changes. The market trends in the Soft Drinks & Snacks division are expected to continue in the second half of the year.

As a consequence, the Group now expects moderate EPS growth for the full year (pre IFRS and exceptionals).

Accounting Changes

The company is adopting IFRS in the current financial year. The impact of this will be to reduce reported EBITA for the first half by approximately 1.5 million. 1.0 million of this reduction relates to pensions and 0.5 million relates to expensing share options. Reported earnings will also be affected by the elimination of the P&L charge for goodwill amortisation. These changes have no impact on cash and accordingly will not impact dividends.

Pre-close Trading Statement –Investor and Analyst Conference Call Details

Maurice Pratt, Group Chief Executive Officer and Brendan Dwan, Group Finance Directorwill host a conference call for investors and analysts at 2.00pm (local Irish time) today. Dial in details are available from K Capital Source on +353 1 631 5500 or c&cgroup@kcapitalsource.com

About C&C Group plc

C&C is one of the largest manufacturers, marketers and distributors of branded beverages in Ireland and Northern Ireland and savoury snacks in Ireland. The Group owns several of Ireland's most recognised beverage and savoury snacks brands, with leading market shares in various segments of the Irish beverage and savoury snacks markets, including Bulmers cider, Ballygowan bottled water, Club soft drinks and Tayto crisps. Additionally, the Group distributes in Ireland several leading international brands owned by third parties, such as 7UP and Pepsi soft drinks, and Volvic and Evian bottled water, and a wide-ranging portfolio of wines and spirits. In addition to its Irish operations, the Group exports spirits and liqueurs to over 80 overseas markets and exports Magners cider to the United Kingdom, the United States and Continental Europe.

Investors and analysts	Irish Media	International Media
Mark Kenny/Jonathan Neilan K Capital Source Tel: +353 1 631 5500 Email: c&cgroup@kcapitalsource.com	Paddy Hughes/ Ann-Marie Curran Drury Communications Tel: +353 1 260 5000 Email: phughes@drurycom.com	Edward Orlebar Finsbury Group Tel: +44 20 7251 3801 Email: edward.orlebar@finsbury.com

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